Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended May 31, 2007:

Weighted average number of shares outstanding as at May 31, 2007 (*)	1,757,476

Accumulated losses for the period from inception to May 31, 2007	$17,524

Loss per share	$ (0.01)

(*)	This represents the shares being issued since February 13, 2007, date of inception to May 31, 2007, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since May 31, 2007 and no stock options are outstanding since inception and the period subsequent to May 31, 2007.